THE BOARD OF TRUSTEES OF PINNACLE CAPITAL MANAGEMENT FUNDS TRUST

MINUTES EXCERPT

Meeting Held:	At the Office of the Trust on December 30, 2013
Trustees in Attendance (telephonically):	Carl Reistrom Joseph Reagan Michael Cuddy

Fidelity Bond.

The next order of business was final approval of the Fidelity Bond for the funds from the Chubb Group of Insurance Companies. After discussion, the renewal of the Fidelity Bond was approved.

RESOLVED, that the Fidelity Bond is hereby approved.

Susan M. O'Connor, Secretary

Attest:

Kevin McClelland, Chief Compliance Officer

PINNACLE CAPITAL MANAGEMENT FUNDS TRUST

CERTIFICATE OF SECRETARY

The undersigned Secretary of Pinnacle Capital Management Funds Trust (Trust), a statutory trust organized under the laws of the State of Delaware and registered as a management investment company under the Investment Company Act of 1940 (Act), makes the following certifications:

I hereby certify that I am the Secretary of the Trust, and that the following is a full, true, and correct copy of the resolution(s) duly adopted by the Board of Trustees (Board) at a special meeting of the Board held on the 30th day of December, 2013, at the offices of the Trust in Fayetteville, NY (Resolutions):

WHEREAS: The Board has given due consideration to all relevant factors, including, but not limited to, the value of the gross assets of the Trust to which any officer or employee of the Trust may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the Trust; and

WHEREAS: The Board has determined the amount of coverage [$200,000] under the single insured fidelity bond issued by Chubb Group of Insurance Companies to be reasonable;

NOW, THEREFORE, BE IT RESOLVED: That the Bond for the term from December 31, 2013 to December 31, 2014, with the coverage and premiums described at the meeting hereby is ratified, and approved on behalf of the Trust; and be it further

RESOLVED: That the form and amount of the Bond are hereby approved in all respects, and be it further

RESOLVED: That the proper officers of the Trust be, and they hereby are, authorized and directed to take such steps as may be necessary to purchase the Bond on behalf of the Trust; and be it further,

RESOLVED: That the proper officers of the Trust be, and they hereby are, authorized and directed to file a copy of the Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Bond, together with a copy of the resolution of the Board approving the amount, type, form and coverage of the Bond; and a statement regarding the period for which premiums have been paid.

I further certify that all members of the Board were present and voted and that those members of the Board who are not "interested persons" of the Trust within the meaning of Section 2(a)(19) of the Act unanimously approved the Resolutions.

I further certify that premiums for the Bond have been paid for the period from December 31, 2013 through December 31, 2014.

I further certify that the Resolutions are reflected in the minutes and that the Resolutions have not been amended or repealed.

IN WITNESS WHEREOF, I hereunto set my hand and the seal of the Trust on this 29th day of January, 2014.

Susan O'Connor, Secretary

2266026.1

Investment Adviser E&O
Investment Company E&O/D&O
Investment Company Asset Protection Bond
Renewal Proposal

For

Pinnacle Capital Management Funds Trust

December 31, 2013 – December 31, 2014

Willis Service Team:

P. Noble Powell, Jr.
Senior Vice President
Professional Products Dept.
410-584-8931
noby.powell@willis.com

Dorothy J. Metzger
Senior Account Manager
Professional Products Dept.
410-584-8628
dottie.metzger@willis.com

December

225 Schilling Circle • Hunt Valley, MD 21031 • 410-771-3838 • 410-527-7274 • Toll Free 1-800-937-5657

Willis

AVERAGE E&O/D&O COVERAGE AMOUNTS

We are asked quite often about how much coverage an adviser or a Fund should carry. This is a difficult question to answer because some firms and some Directors of Funds are more insurance conscious and some are less. However, because we work with nearly 400 Advisers and Funds across the country, we can give some guidelines on what we see as average amounts of coverage among Advisers and Funds. Of course, some will carry higher limits than shown here, and some will carry lower limits, and some Advisers and Funds may carry no E&O/D&O coverage at all. Sometimes the minimum premium levels may even make the coverage cost prohibitive for small advisers. Small Funds, however, usually carry some coverage for the comfort of their outside Directors.

Asset Size:	Average Limit:
$25 - $500 million	$1,000,000* - $3,000,000
$500 - $1 billion	$3,000,000 - $6,000,000
$1 - $5 billion	$5,000,000 - $10,000,000
$5 - $20 billion	$10,000,000 - $20,000,000**
$20 billion - $35 billion	$20,000,000 - $30,000,000**
$35 billion - $50 billion	$30,000,000 - $50,000,000**

*We do not recommend limits lower than $2,000,000 since we have seen legal expenses in a claim situation mount up very quickly (even with a start-up Fund).

**Client's limit of liability at this level (and greater) of AUM tend to vary more dramatically depending on RFP and Board requirements.

Information compiled in 2013

Willis Standard Terms and Conditions

This proposal is presented in conjunction with the Standard Terms and Conditions for US Property & Casualty Retail Accounts - see link below

Willis Standard Terms & Conditions.p

Commission Rates

Willis negotiates commission rates with certain insurers on a corporate level. If the rate on your placement is lower than the negotiated rate, Willis will collect the difference directly from the insurer. These payments will not increase the cost of your insurance or otherwise impact your premium or rates. These negotiated rates are detailed at: http://www.willis.com/About_Willis/The_Willis_Way/Commission_Rates.

Willis Panel Process

Please note that the quotes from Chubb were obtained through the Willis Panel Process.

Payment Terms

The premium will be Agency Billed. Payment is due 30 days after the effective date of the policy.

Other Coverages for Consideration

Cyber Liability

Order to Bind

This proposal is for illustrative purposes only and does not necessarily reflect all the various coverages, terms and conditions afforded under the referenced insurance contracts; and should not be construed as providing confirmation of actual coverage or any commitment to coverage by the insurer. Please review this proposal and advise of any changes or questions you may have. To request the binding of coverage, please contact us by phone or e-mail. If you would like a copy of any quote received, please let us know and we will provide it to you.

Expiring Program

Coverage: Investment Adviser E&O
Investment Company E&O/D&O

Carrier: Chubb – Federal Insurance Company

Limit of Liability	Retention	Premium
$ 1,000,000	$ 100,000	$ 13,350

Coverage: Investment Company Asset Protection Bond

Carrier: Chubb – Federal Insurance Company

Limit of Liability	Retention	Premium
$ 200,000	$ 5,000	$ 800

Investment Adviser E&O, Investment Company E&O/D&O Renewal Proposal for Pinnacle Capital Management Funds Trust December 31, 2013 – December 31, 2014

These quotes are valid until the expiration date of the policy or end of any extension offered by the carriers, after which insurers may withdraw or vary their quotes.

Renewal Quotations

Arch Insurance Company - Rated by A.M. Best as A+ (Superior) Stable Outlook and by Standard & Poor's as A+ (Strong) Stable Outlook. This carrier utilizes outside counsel but negotiates directly with the underwriting department in the claims negotiations.

The Arch underwriter declined to offer a quote because he did not feel he could compete with the Chubb program.

Axis Insurance Company - Rated by A.M. Best's A+ (Superior) Stable Outlook and a Standard & Poor's rating of A+ (Strong) Stable Outlook.

Limit of Liability	Retention	Premium	Standard Commission
$ 1,000,000	$ 100,000	$ 18,000	15%

Endorsements:
- Terrorism Disclosure Notice
- Pending and Prior Litigation Endorsement – Policy Inception

Extensions:
- Investment Advisers Professional Liability - $1,000,000 Limit, $100,000 Retention
- Investment Company Liability - $1,000,000 Limit, $100,000 Retention
- Extended Reporting Period – 365 Days @ 125% of the Annualized Premium for the Expiring Policy Term
- Cost of Investigations
- Punitive Damages Coverage – Most Favorable Venue Wording
- No Excessive Fees Exclusion
- Final Adjudication Language in the Personal Conduct Exclusions
- Severability of Personal Conduct Exclusions
- Spousal Extension
- Estates and Legal Representatives Extension
- No Hammer Clause
- Priority of Payments
- Severability of the Application
- Non-cancelable by the Insurer Except for Non-Payment of Premium
- Worldwide Territory

Subjectivities:
- Completed, signed and dated Axis application

Chubb – Federal Insurance Company - Rated by A.M. Best as A++ (Superior) Stable Outlook and by Standard & Poor's as AA (Very Strong) Stable Outlook. This carrier has the claims department work directly with the underwriting department in the claims negotiations, thereby creating a fair and equitable resolution. The claims department uses both in-house and outside counsel.

Limit of Liability	Retention	Premium	Standard Commission
$ 1,000,000	$ 100,000	$ 14,245	20%

Endorsements:

- Maryland Amendatory Endorsement to the General Terms and Conditions
- Disclosure to Maryland Insureds
- Amend Section VI. Reporting Endorsement - Written notice of any Claim must be submitted to the Company as soon as practicable after the date on which the CEO, COO, General Counsel, or other senior officer of any Insured Entity first becomes aware that the Claim has been made, but in no event later than 60 days after the effective date of the expiration or termination of the Policy, or the expiration date of the Extended Reporting Period, if elected
- General Terms and Conditions AMPlifier Endorsement
    - Definition of Application amended to include only materials submitted with the current policy, the previous 12 months of public filings, and any warranty provided to Chubb in the past 3 years
    - Definition of Executive is amended to include managing director, delegate director, alternate director, director emeritus, shadow director, trust manager, partnership manager, or risk manager
    - Definition of Prior Notice amended to apply only to notices that are "accepted" rather than any notice "given"
    - Pending or Prior Litigation Exclusion amended to apply only to demands that are "written"
    - Reporting and Notice – Removed "as soon as practicable" and increased post-policy period reporting from 60 days to 180 days if the policy is renewed with Chubb. Increased reporting of a subsequent claim from a notice of circumstances from 60 days to 180 days after such claim is made. Added email address for electronic reporting of claims
    - Defense and Settlement – In all instances, advancement is on a current basis, no later than 90 days after receipt of all requested particulars; Chubb will not seek to recoup advanced Defense Costs from an Insured Person unless there has been a final non-appealable adjudication of the conduct set forth in the personal conduct exclusions; Allows full settlement within the retention without prior consent for reported Claims
    - Representations and Severability – Imputation to any entity Insured is narrowed to the knowledge of a specified list of key executives
- Amend Definition of Claim Endorsement – Solely with respect to an investigation by the U.S. Securities and Exchange Commission ("SEC") of a Wrongful Act of an Executive of an Organization that is an Investment Adviser, the definition of Claim shall also include a subpoena or Wells Notice, where such Executive has received a Wells Notice, or has received a subpoena and is otherwise specifically identified in writing by the SEC as a person against whom enforcement proceedings may be commenced, as respects Investment Adviser Services performed by such Organization

Chubb - Federal Insurance Company - continued

- Professional Liability AMPlifier Endorsement
    - Independent Contractors – An Insuring Clause is added to cover Loss that an Organization becomes liable to pay pursuant to a written indemnification agreement with an independent contractor
    - Definition of Claim expanded to include mediation and other alternative dispute proceedings, administrative and regulatory proceedings commenced by a Wells Notice, and extradition proceedings
    - Definition of Defense Costs amended to include mediator and arbitrator fees and costs associated with extradition proceedings
    - Investment Adviser Services – Expanded to include legal, compliance, or regulatory services provided in connection with other Investment Adviser services
    - Conduct Exclusion - Amended to apply only if a "final adjudication in any underlying proceeding" establishes such conduct. Deletes "written admission" as a form of "adjudication". Makes the exclusion completely severable as to Insured Persons and narrows imputation to the entity Insured to a specified list of key executives
    - Definition of Loss amended to include Foreign Corrupt Practices (FCPA) civil penalties assessed against an Insured Person
- Investment Company AMPlifier Endorsement
    - Definition of Claim is amended to include mediation and other alternative dispute proceedings, administrative and regulatory proceedings commenced by a Wells notice, extradition proceedings and non-party proceedings
    - Definition of Defense Costs amended to include mediator and arbitrator fees, costs associated with extradition proceedings, and costs incurred by independent directors or trustees as a non-party witness in a proceeding against the investment company or its service providers
    - Section 11, 12, and 15 Claims – The portion of any securities claim settlement attributable to alleged violation of Section 11, 12, o 15 shall not constitute disgorgement, restitution or the return of ill-gotten gain absent a final adjudication to such effect
    - Pollution and Biological Agents Exclusion – Deleted biological agents exclusion and added carvebacks to the pollution exclusion for derivative claims and non-indemnifiable loss
    - Conduct Exclusion – Amended to apply only if a "final non-appealable adjudication in any underlying proceeding" establishes such conduct; deletes "written admission" as a form of adjudication; makes the exclusion completely severable as to Insured Persons and narrows imputation to the entity Insured to a specified list of key executive titles
    - Insured vs. Insured Exclusion is deleted in its entirety
    - Claim shall also means a Non-Party Proceeding in which an Independent Director is identified as a non-party witness
    - Shareholder Derivative Demand Evaluation Coverage added with a $500,000 limit for costs incurred by the Entity when evaluating a shareholder derivative demand; no retention applies

Chubb - Federal Insurance Company - continued

Additional Terms:

- Investment Adviser E&O – Fund Adviser Liability and Fund Service Provider Liability - $1,000,000 Sub-Limit, $100,000 Retention
- Investment Company E&O/D&O - $1,000,000 Sub-Limit, $100,000 Retention
- Bilateral Discovery Clause with 12 Month Extended Reporting Period (ERP) @ 125% of the Annualized Premium
- Insured vs. Insured Carve-back to provide coverage for the Investment Adviser, the Investment Companies and the Independent Directors
- Newly Created and Acquired Fund Thresholds - $10,000,000
- Additional Limit of Liability for Independent Directors - $500,000
- Spouses, Domestic Partners, Estates and Legal Representatives
- No "Hammer Clause"
- Order of Payments
- Representations & Severability – Executives Impute Entity
- Non-Cancelable by the Insurer Except for Non-Payment of Premium
- Worldwide Territory
- Compliance with Applicable Trade Sanction Laws (OFAC)
- Cost of Investigations
- Vicarious Liability
- Libel & Slander Exclusion - Modified to Provide Coverage for Publications in the Rendering of Professional Services

Subjectivities:

- Completed, signed and currently dated application
- The most recent SEC Exam Letter from May 2013 and Management's Response Letter

CNA – Columbia Casualty Company - Rated by A.M. Best as A (Excellent) Stable Outlook and by Standard & Poor's as A (Strong) Stable Outlook. The company integrates claims handling within the Claims Department and the Underwriting Department to create a "partnership" approach with the insured. The company looks to the "intent of the contract" for determination. Inside and outside counsel is used in claims process.

Limit of Liability	Retention	Premium*	Standard Commission
$ 1,000,000	$ 100,000	$ 19,200	15%

* The premium quoted is subject to a 3% State of Maryland Surplus Lines Tax which is in addition to the premium charged.

Endorsements:
- OFAC Endorsement
- Coverage and Cap on Losses from Certified Acts of Terrorism
- Service of Suit
- Amend Insured vs. Insured Exclusion
- Bilateral Extended Reporting Period
- Named Funds Endorsement
- Domestic Partner Endorsement
- Amend Definition of Claim Endorsement to Include Wells Notice & Toll or Waive Request
- Chief Compliance Officer Endorsement
- Excessive Fees Exclusion with Defense Costs Carve-Back
- Amend Definition of Application
- Amendment of Application Endorsement
- Fees and Costs for Independent Directors as Non-Party Witnesses
- Order of Payment Endorsement
- Non-Cancelable Amendment Endorsement
- Amend Definition of Insured Person to Include Advisory Board or Committee
- Amend Illegal Profits and Fraudulent Actions Exclusion
- Amend Definition of Loss to Include Section 11 and Section 12 Claims

Extensions:
- Investment Advisers Professional Liability - $1,000,000 Sub-Limit, $100,000 Retention
- Mutual Fund Directors & Officers and Professional Liability - $1,000,000 Sub-Limit, $100,000 Retention
- Prior or Pending Litigation Date – Policy Inception
- Extended Reporting Period – 365 Days @ 150% of Annual Premium
- New Mutual Fund Threshold – 25%
- Estates, Legal Representatives and Spouses Extension
- No "Hammer Clause"
- Severability of the Application – Executives Impute Entity
- Worldwide Territory
- Cost of Investigations
- Punitive Damages Coverage – Where Insurable By Law
- Fraud Exclusion – "Final Adjudication" Wording
- Personal Profit Exclusion – "In Fact" Wording
- Severability of the Fraud and Personal Profit Exclusions

Subjectivities:
- Completed, signed and dated CNA application

The Investment Company Bond Renewal Proposal for Pinnacle Capital Management Funds Trust December 31, 2013 – December 31, 2014

Background

Section 17(g) of the Investment Company Act of 1940 (the "1940 Act") provides that a fidelity bond is required for any officer or employee of an investment company who may have access to the company's securities or cash. Such bond must protect the company against loss from larceny and embezzlement. Rule 17g-1 provides that the bond must be approved both in form and amount by a majority of the independent directors at least annually. In making this determination, due consideration is required to be given to (i) the value of the investment company's aggregate assets, (ii) the type of custody arrangements employed, and (iii) the nature of the securities owned.

The Investment Company Bond must meet the requirements as set forth by Section 270, Rule 17g-1. The following schedule reflects these requirements for the range of expected assets for the Fund.

Amount of Company's Gross Assets	Bond Limit
$5,000,000 - $7,500,000	$ 150,000

The following illustrations will display all the insuring agreements including the sub-limits. These quotations include the "Growth in Size Provision" or "Omnibus Wording", which renders automatic coverage for newly created Funds and automatic compliance with the SEC's mandated Fidelity Bond limits based on the number of assets in the Fund.

Renewal Quotations

Chubb – Federal Insurance Company - Rated by A.M. Best as A++ (Superior) Stable Outlook and by Standard & Poor's as AA (Very Strong) Stable Outlook. This carrier has the claims department work directly with the underwriting department in the claims negotiations, thereby creating a fair and equitable resolution. The claims department uses both in-house and outside counsel.

Insuring Agreements	Limit of Liability	Deductible
Employee	$ 200,000	$ 0
On Premises	$ 200,000	$ 5,000
In Transit	$ 200,000	$ 5,000
Forgery or Alteration	$ 200,000	$ 5,000
Extended Forgery	$ 200,000	$ 5,000
Counterfeit Currency	$ 200,000	$ 5,000
Threats to Person	$ 200,000	$ 5,000
Computer Systems	$ 200,000	$ 5,000
Voice Initiated Transfer Instruction	$ 200,000	$ 5,000
Uncollectible Items of Deposit	$ 25,000	$ 5,000
Audit Expense	$ 25,000	$ 5,000
Stop Payment	$ 25,000	$ 5,000
Unauthorized Signature	$ 200,000	$ 5,000
Telefacsimile Instruction	$ 200,000	$ 5,000

Annual Premium - $800 Standard Commission - 20%

CAN – Continental Insurance Company - Rated by A.M. Best as A (Excellent) Stable Outlook and by Standard & Poor's as A (Strong) Stable Outlook. The company integrates claims handling within the Claims Department and the Underwriting Department to create a "partnership" approach with the insured. The company looks to the "intent of the contract" for determination. Inside and outside counsel is used in claims process.

Insuring Agreements	Limit of Liability	Deductible
Employee	$ 200,000	$ 0
Premises	$ 200,000	$ 5,000
Transit	$ 200,000	$ 5,000
Forgery or Alteration	$ 200,000	$ 5,000
Extended Forgery	$ 200,000	$ 5,000
Counterfeit Currency	$ 200,000	$ 5,000
Computer Systems	$ 200,000	$ 5,000
Voice Initiated Transaction	$ 200,000	$ 5,000
Uncollectible Items of Deposit	$ 25,000	$ 5,000
Audit Expense	$ 25,000	$ 5,000
Unauthorized Signature	$ 25,000	$ 5,000
Stop Payment	$ 200,000	$ 5,000

Annual Premium - $900 **Standard Commission - 15%**

Coverage Definitions

Errors and Omissions (E&O): This is also called Professional Liability or sometimes Fiduciary Liability. It provides coverage to an Advisory firm and all past, present and future Partners, Directors, Officers and Employees for claims of errors, omissions, negligence, and breach of duty. Law does not require this coverage, but some pension funds or consultants require the coverage, some with required levels of limits. Defense costs are the single greatest source of payout for the carriers.

Mutual Fund E&O/D&O: Similar to the coverage above for Advisers, this combines two coverages for Mutual Funds. It covers errors and mistakes in the operations of the funds, and perhaps more importantly, it provides D&O coverage to the Directors of the Fund for the decisions they make as Directors. Many outside Directors will not sit on a Fund Board without this coverage. The limit of the coverage is, in part, determined by the comfort level of those outside Directors. Most often this coverage is combined with Adviser E&O for cost savings.

Hedge Fund and Private Equity E&O: This is similar to the Mutual Fund E&O/D&O but designed for unregistered funds structured as limited partnerships or LLC's. This coverage extends the scope of protection to incorporate the general partnership, the managing members, the entity fund and the advisor for rendering advice to the fund.

ERISA Fidelity Bond: This coverage is required under Section 412 of the ERISA statute. It provides coverage to those client plans that an Adviser lists on their bond for losses those client plans might sustain due to dishonest acts of the Adviser and the Adviser employees. Section 412 calls for bonding in the amount of 10% of the assets the Adviser manages, up to a maximum bond amount of $500,000. The ERISA definition of a fiduciary is very broad. It is any person so named in the plan or any person who exercises any discretionary authority or control with respect to the management or administration of the plan or its assets.

Blanket Fidelity Bond: This provides coverage to the Advisory firm itself for losses it might sustain of its own assets due to dishonesty of its own employees. This bond is not required by any law, but is the type of crime policy any business might have to protect the owners against dishonest acts.

Investment Company Bond: This coverage is required by the SEC of any registered mutual fund, under rule 17g-1, with the required limits spelled out in the same rule. The bond provides coverage to any fund shareholders for dishonest acts by employees of the fund or those acting as employees of the fund. This bond comes with several available Insuring Agreements, but only the Employee Dishonesty Agreement is required by the SEC. Special attention should be paid to the Voice Initiated Transfer Agreement and the Securities if those exposures exist at the fund.

Directors and Officers Liability (D&O): This coverage is generally not a great exposure for Adviser firms, unless they have a significant number of outside shareholders. D&O protects a firm's Directors and Officers for decisions they make in the operation of the firm (not in providing the professional service the firm provides), and most claims come from outside shareholders. If a firm is closely held, the exposure is very limited. Whether a policy covers the firm itself (the entity) varies by carrier and class size, but it should be considered. Coverage for some duties of the Chief Compliance Officer may be covered here rather than by the Adviser E&O.

Employment Practices Liability (EPL): This coverage has developed over the last couple of years out of D&O to be a very specific coverage to handle employment related claims such as wrongful termination, sexual harassment, discrimination, and compliance with ADA. On this policy, entity coverage is available, and should be requested. Sometimes EPL can be combined with D&O and even with E&O and D&O. In such cases attention should be paid to sufficient limits, and sub-limits may be used to guarantee limits to Fund Directors for D&O.

Fiduciary Liability: Also known as Pension Trust Liability. Provides coverage for losses that the insured becomes legally liable to pay because of a claim made against the insured for any alleged violation of the responsibilities, obligations, or duties imposed on fiduciaries by the Employee Retirement Income Security Act (ERISA), as well as acts, errors, or omissions in the performance of the duties of the plan administrator. It also covers the defense costs in connection with a covered claim.

CyberLiability - This is a relatively new coverage addressing the growing concern over litigation stemming from identity theft, privacy issues and computer system damage. The coverage should provide protection for 1st party losses such as loss due to an internal system virus or system hacking thereby corrupting system and data. There should also be 3rd party coverage to provide defense costs and settlement costs for allegations that your services adversely impacted the system of your customer.

E&O/D&O Insurance
Descriptions of Endorsements

1. **Bi-Lateral Discovery Clause for twelve months @ (----) %:** Under a standard "claims made" policy provision, any claim must be made within the policy period. There is also generally a 30-day grace period following the cancellation of a policy during which a claim might be made. The Bi-Lateral Discovery Clause for twelve months at (----) % allows for the policy to be reinstated during the first thirty days following cancellation for an additional twelve months at (----) % of the prior premium.

2. **Cost of Investigations:** The Securities and Exchange Commission sometimes becomes involved in a suit placed by a shareholder or shareholders, and in other instances might conduct an investigation on its own, and subsequently bring suit against the investment adviser and/or the trustees of the Fund. The cost of these SEC investigations is normally borne by the Fund or the investment adviser unless this "Cost of Investigations" endorsement is present in the policy. Under the "Cost of Investigations" endorsement, the expenses attributable to the SEC's portion of an investigation are picked up by the insurer.

3. **Spousal/Marital Estate Provision:** The growth in litigation against investment advisers / boards of directors has sometimes included the spouses of these individuals as though they were sitting on the board of directors. The Spousal/Marital Estate Provision defends spouses under the provisions of the policy as though they themselves were sitting on the board of directors.

4. **Non-Cancelable Endorsement Except for Non-Payment:** This provision basically provides that the policy is non-cancelable by the insurer except for the condition of non-payment of the premiums due, and at the end of the term of the policy. The policy is non-cancelable during its entire term regardless of the experience of the insured so long as the premiums have been paid.

5. **Dishonest Acts Allegations Covered Until Final Adjudication:** Generally, policy provisions do not cover allegations of fraud by the investment adviser/directors of the fund. This endorsement provides for the defense of the investment adviser/ independent directors until such time that a fraudulent act has been proven in a legal proceeding.

6. **Excessive Fees Coverage:** This provision covers both the investment adviser and the independent directors in the event that there are allegations of excessive fees charged by the Fund.

7. **Rule 12b-1 Adoption and Implementation:** This endorsement covers 12b-1 fees charged to cover the marketing expenses of the fund. It protects the fund from the shareholder/s who might otherwise ask "Why are you unfairly taking some of my money, and using it to cover the selling expenses that you incur to sell more shares to other shareholders?"

8. **Insured vs. Insured Coverage for the Independent Directors:** The availability of this endorsement stems from an earlier proposal from Arthur Levitt of the SEC that independent directors be truly "independent of one another." This endorsement covers both the investment advisor and the independent directors in the event that one might bring an allegation or suit against the other.

9. **No "Hammer Clause" in Settlement Option:** Under the general provisions of the policy, the insurer can recommend settlement in a certain amount, even though the investment adviser/independent directors believe there has been absolutely no wrongdoing. Following this recommendation, if the suit is settled for more than it otherwise might have taken when recommended by the insurer, the amount over and above the originally recommended amount must be borne by the insured. The provisions of the "No Hammer" clause protect the insured in the event that there is no feeling of wrongdoing regardless of when and in what amount settlement is reached under the policy.

10. **Punitive Damages with Most Favorable Venue:** Some states allow for punitive damages in addition to compensatory damages. Punitive damages are intended in those states where permitted, to "punish the wrongdoer for his actions." Punitive damages are generally two to four times the amount of compensatory damages which by definition are more closely aligned with the actual financial implications of an action. The "Punitive Damages with Most Favorable Venue" clause covers punitive damages in those states/cases where they are allowed.

11. **Cost of Corrections:** This coverage changes the notification from third party to first party. This means that the Adviser, etc. could recognize internally a mistake (usually a transactional error) prior to the client/shareholder realizing the error, notify the insurance company, make the portfolio/fund whole and look to the insurance company to indemnify the firm for the costs incurred. Due to some abuse of this coverage by very large funds/advisers the retention for this coverage is typically $250K to $500K. Therefore unless there is a large transactional exposure the coverage would not be needed.

12. **Covers Claims Reported During the Policy Period, Regardless of When Loss Occurred:** Generally, insurance claims must be reported to the insurer "as soon as is reasonably practicable" following receipt from the shareholder/private client. This clause allows for some flexibility in reporting a claim to the insurer during the current or subsequent policy period, e.g. there is a current claim pending that approaches the limits of the policy, and a second mutually exclusive event triggers an additional complaint near the end of the policy period.

13. **Severability** - **1. Warranty/Representation** - The policy should provide clarification such that should there be a misrepresentation on the application that "No knowledge or information possessed by any Insured will be imputed to any other Insured..."
    2. Personal Conduct Exclusions - The policy excludes fraud and dishonesty (covered under bond) so the policy form needs to clarify that the wrongful dishonest act of an Insured will not be imputed to any other insured.

For illustrative purposes only and does not necessarily reflect all the various coverages, terms and conditions afforded under the referenced insurance contracts.